SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement by NYSE to Re-commence Delisting Proceedings of American Depositary Shares, dated January 7, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 7, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT BY NYSE TO RE-COMMENCE DELISTING PROCEEDINGS OF AMERICAN DEPOSITARY SHARES

This announcement is made by China Mobile Limited (the “Company”) on a voluntary basis.

Reference is made to (i) the announcements of the Company dated 13 November 2020 and 4 January 2021 in relation to the Executive Order (as defined in those announcements) and the decision of The New York Stock Exchange LLC (the “NYSE”) to delist the American Depositary Shares of the Company (NYSE stock ticker: CHL) (the “ADSs”); and (ii) the announcement of the Company dated 5 January 2021 in relation to the announcement by the NYSE that NYSE Regulation no longer intended to move forward with the delisting action in relation to the ADSs.

On 6 January 2021 (US Eastern standard time), the Company received a notification from the NYSE. The NYSE has once again reversed its earlier decision in that NYSE Regulation has determined to re-commence proceedings to delist the ADSs to comply with the Executive Order. This latest decision is based on the following new specific guidance that the US Department of Treasury’s Office of Foreign Assets Control (“OFAC”) provided to the NYSE: pursuant to section 1(a)(i) of the Executive Order, US persons cannot engage in certain transactions (as specified in the Executive Order) including in the ADSs after 9:30 a.m. (US Eastern standard time) on 11 January 2021. The Company hereby draws investors’ attention to the new OFAC guidance available at https://home.treasury.gov/policy-issues/financial-sanctions/faqs/864, which provides further interpretation on the applicability of the Executive Order to the Company’s ordinary shares and ADSs, as to which investors may wish to seek professional advice.

The NYSE has been advised that The National Securities Clearing Corporation will clear trades in the ADSs executed through 8 January 2021 (US Eastern standard time), and hence the NYSE will suspend trading in the ADSs at 4:00 a.m. (US Eastern standard time) on 11 January 2021. The NYSE will apply to the US Securities and Exchange Commission to delist the ADSs upon completion of all applicable procedures, including any appeal (if filed) against the NYSE Regulation staff’s decision.

Since its listing in October 1997, the Company has complied strictly with the laws and regulations, market rules as well as regulatory requirements of its listing venues, and has been operating in accordance with laws and regulations. The Company will continue to pay close attention to the development of related matters and also consider its options and seek professional advice to protect the lawful rights of the Company and its shareholders. Further announcement(s) will be made pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws as necessary and when appropriate in the future.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board
China Mobile Limited

Wong Wai Lan, Grace
Company Secretary

Hong Kong, 7 January 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.